03001630

50
3/3/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36562

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

RECEIVED FEB 26 2003 SEC MAIL PROCESSING SECTION

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

AFSG Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

570 Carillon Parkway
(No. and Street)

St. Petersburg, Florida 33716
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William G. Cummings (727) 299-1800 x2734
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3400 Des Moines, Iowa 50309
(Address) (City) (State) (Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 11 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

0206-0311954

MAR 07 2003

Oath or Affirmation

I, **William G. Cummings**, affirm that to the best of my knowledge and belief, the accompanying financial statements and supporting schedule pertaining to the firm of **AFSG Securities Corporation** as of December 31, 2002 are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Vice President

COUNTY OF PINELLAS:
STATE OF FLORIDA:

Sworn to and subscribed before me this 21st day of February 2003, by **William G. Cummings**, who is personally known to me.

Shirley M. Franklin
Notary Public

STATE OF FLORIDA NOTARY PUBLIC
SHIRLEY M. FRANKLIN
My Comm Exp. 5/4/04
No. CC 929963
[✓] Personally Known [ ] Other I.D.

This report contains:

(X)	(a)	Facing page
(X)	(b)	Statement of Financial Condition
(X)	(c)	Statement of Income
(X)	(d)	Statement of Cash Flows
(X)	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X)	(g)	Computation of Net Capital
(X)	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( )	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( )	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3
( )	(k)	A reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation
(X)	(l)	An Oath or Affirmation
( )	(m)	A copy of the SIPC Supplemental Report (*Under Separate Cover*)
(X)	(n)	Independent Auditors' Supplementary Report on Internal Control Structure

Financial Statements and Supplemental Information

AFSG Securities Corporation
Years Ended December 31, 2002 and 2001

0206-0311954

AFSG Securities Corporation

Financial Statements
and Supplemental Information

Years Ended December 31, 2002 and 2001

Contents

ERNST & YOUNG

■ Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

■ Phone: (515) 243-2727
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
AFSG Securities Corporation

We have audited the accompanying statements of financial condition of AFSG Securities Corporation as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of AFSG Securities Corporation at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Ernst & Young LLP

January 29, 2003

AFSG Securities Corporation

Statements of Financial Condition

	December 31 2002	2001
Assets		
Cash and cash equivalents	**$ 8,017,319**	$ 8,795,159
Receivables:		
Mutual funds	**–**	541,140
Wire orders – other broker dealers	**6,798,487**	2,923,172
Administrative fees	**–**	495,964
Others	**–**	247,828
Deferred sales costs, less accumulated amortization of $15,955	**366,975**	–
Deferred income taxes receivable	**3,487**	6,000
Prepaid expenses and other assets	**53,856**	33,669
Recoverable under tax allocation agreement	**–**	458,421
Total assets	**$15,240,124**	$13,501,353
Liabilities and stockholder's equity		
Liabilities:		
Accrued commissions	**$ –**	$ 380,333
Accounts payable and other accrued expenses:		
Accrued expenses	**365,966**	1,632,459
Wire orders – other broker dealers	**6,798,487**	2,923,172
Payable to affiliate	**84,728**	1,301,097
Payable under tax allocation agreement	**51,160**	–
Total liabilities	**7,300,341**	6,237,061
Stockholder's equity:		
Common stock, par value $1.00, authorized, issued and outstanding 10,000 shares	**10,000**	10,000
Additional paid-in capital	**5,846,507**	5,846,507
Retained-earnings	**2,083,276**	1,407,785
Total stockholder's equity	**7,939,783**	7,264,292
Total liabilities and stockholder's equity	**$15,240,124**	$13,501,353

See accompanying notes.

AFSG Securities Corporation

Statements of Operations

	Year Ended December 31	
	2002	**2001**
Revenues:		
Commission income from affiliates	**$451,628,311**	$249,609,096
Sales of rights to future 12b-1 fees and contingent deferred sales charges	**22,730,294**	21,512,378
Investment advisory and management fees	**7,900,665**	14,290,224
Distribution fees	**4,449,482**	4,811,932
Other income	**109,537**	165,308
Total revenues	**486,818,289**	290,388,938
Expenses:		
Commissions	**475,476,808**	271,847,460
Operating	**10,086,694**	16,217,040
	485,563,502	288,064,500
Income before income taxes	**1,254,787**	2,324,438
Income tax expense (benefit):		
Current	**576,783**	835,372
Deferred	**2,513**	(6,000)
	579,296	829,372
Net income	**$ 675,491**	$ 1,495,066

See accompanying notes.

AFSG Securities Corporation

Statements of Changes in Stockholder's Equity

	Common Stock	Additional Paid-In Capital	Retained-Earnings (Deficit)	Total Stockholder's Equity
Balance at January 1, 2001	$10,000	$ 846,507	$ (87,281)	$ 769,226
Capital contribution from parent	–	5,000,000	–	5,000,000
Net income	–	–	1,495,066	1,495,066
Balance at December 31, 2001	10,000	5,846,507	1,407,785	7,264,292
Net income	–	–	**675,491**	**675,491**
Balance at December 31, 2002	**$10,000**	**$5,846,507**	**$2,083,276**	**$7,939,783**

See accompanying notes.

AFSG Securities Corporation

Statements of Cash Flows

	Year Ended December 31	
	2002	**2001**
Operating activities		
Net income	**$ 675,491**	$1,495,066
Deferred income tax benefit	**2,513**	(6,000)
Sales costs deferred	**(382,930)**	-
Amortization of deferred sales costs	**15,955**	-
Changes in operating assets and liabilities:		
Receivables	**(2,590,383)**	(4,208,104)
Recoverable/payable under tax allocation agreement	**509,581**	(452,605)
Prepaid expenses and other assets	**(20,187)**	(30,555)
Accrued commissions	**(380,333)**	380,333
Accounts payable and other accrued expenses	**2,608,822**	4,555,631
Payable to affiliate	**(1,216,369)**	1,292,674
Net cash provided by (used in) operating activities	**(777,840)**	3,026,440
Financing activities		
Capital contribution from parent	**–**	5,000,000
Net cash provided by financing activities	**–**	5,000,000
Increase (decrease) in cash	**(770,840)**	8,026,440
Cash at beginning of year	**8,795,159**	768,719
Cash at end of year	**$8,017,319**	$8,795,159

See accompanying notes.

1. Principal Activities and Significant Accounting Policies

Organization

AFSG Securities Corporation (the Company) is a wholly owned subsidiary of Commonwealth General Corporation (CGC), an indirect wholly owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 whose principal business activity is the sale of variable annuity contracts issued by affiliated insurance companies. The Company also acts as the principal underwriter for the IDEX Group of Mutual Funds (the IDEX Funds) sponsored by affiliates.

Basis of Presentation

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Deferred Sales Costs

Certain costs that are directly related to the sales of mutual funds are deferred and amortized over the period which related revenues are recognized.

Commissions

Commission income on sales of variable annuity contracts is determined as a percentage of collected premiums of the affiliated insurance companies. Commission expense on sales of variable annuity contracts is paid on behalf of the Company by an affiliate.

1. Principal Activities and Significant Accounting Policies (continued)

Sales commissions earned along with the related commission expenses on the distribution of mutual fund shares are recorded on the trade date (the date the orders are executed). Commissions on mutual fund 12b-1 fees are recognized as such fees are earned.

2. Income Taxes

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity.

The provision for income taxes consists of the following:

	Year Ended December 31	
	2002	**2001**
Federal	**$358,389**	$825,032
State	**220,907**	4,340
	$579,296	$829,372

Deferred income taxes arise primarily from differing methods used to account for expenses not deductible until future periods for tax purposes. Net deferred income taxes are comprised entirely of gross deferred income tax assets at December 31, 2002 and 2001, respectively.

Income tax expense differs from the amount computed by applying the statutory federal income tax rate to income before income taxes primarily due to state taxes.

3. Transactions With Affiliates

The Company is a member of a group of affiliated companies which are engaged in the sale of life insurance, annuities and other investment related activities. A substantial portion of the Company's operating expenses are paid to affiliates and represent both items specifically identifiable as attributable to the Company and an allocation of shared

3. Transactions With Affiliates (continued)

expenses among several affiliates, of which the Company's portion of these shared expenses was approximately $1,550,713 and $2,173,282 for the years ended December 31, 2002 and 2001, respectively. Substantially all investment advisory, management and distribution fee revenue is derived from the Company's administration and marketing of the IDEX Funds. In conjunction with the Company becoming the principal underwriter for the IDEX Funds during 2001, the Company entered into an agreement with Money Services, Inc. (MSI), a related party and an indirect wholly owned subsidiary of AEGON N.V., to sell the future rights to 12b-1 distribution fees and the contingent deferred sales charges to MSI. The sales price is based on the amount of the deferred sales costs and, accordingly, there is no gain or loss on the transaction. The proceeds from such sales and the related commission expense related to the immediate amortization of the deferred sales costs asset were $22,730,294 and $21,512,378 during 2002 and 2001, respectively. During the term of the agreement, MSI shall at no time sell or pledge the 12b-1 fees to the Company. The management of AEGON N.V.'s U.S. operations has expressed its intent to uphold the terms of this agreement and, accordingly, not permit MSI or any other affiliate to have any recourse against the Company related to such sale.

4. Net Capital Requirement

The Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934. This rule prohibits the Company from engaging in any securities transactions at a time when (a) its "aggregate indebtedness" exceeds 15 times its "net capital" or (b) its "net capital" is less than a minimum amount as those terms are defined by the rule. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2002, the Company had net capital of $7,515,465, which was $7,414,024 in excess of its required net capital of $101,441. The Company's ratio of aggregate indebtedness to net capital was .20 to 1. Various other regulatory agencies may impose additional capital requirements. The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

Supplemental Information

AFSG Securities Corporation

Computation of Net Capital – Part IIA

December 31, 2002

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$7,939,783
2. Deduct ownership equity not allowable for Net Capital		–
3. Total ownership equity qualified for Net Capital		7,939,783
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		–
B. Other (deductions) or allowable credits		–
5. Total capital and allowable subordinated liabilities		7,939,783
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition:	$424,318	
B. Secured demand note deficiency	–	
C. Commodity futures contracts and spot commodities – proprietary capital charges	–	
D. Other deductions and/or charges – excess insurance deductible	–	424,318
7. Other additions and/or allowable credits		–
8. Net capital before haircuts on securities positions		7,515,465

AFSG Securities Corporation

Computation of Net Capital – Part IIA (continued)

Computation of Net Capital (continued)

9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1 (f)]:		
A. Contractual securities commitments	$ –	
B. Subordinated securities borrowings	–	
C. Trading and investment securities:		
1. Exempted securities	–	
2. Debt securities	–	
3. Options	–	
4. Other securities	–	
D. Undue concentration	–	
E. Other	–	$ –
10. Net Capital		$7,515,465

Computation of Basic Net Capital Requirement

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 101,441
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	5,000
13. Net capital requirement (greater of line 11 or 12)	101,441
14. Excess net capital (line 10 less 13)	7,414,024
15. Excess net capital at 1000% (line 10 less 10% of line 19)	7,363,302

AFSG Securities Corporation

Computation of Net Capital – Part IIA (continued)

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		$1,521,626
17.	Add:		
	A. Drafts for immediate credit	$ –	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
	C. Other unrecorded amounts	–	–
19.	Total aggregate indebtedness		1,521,626
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		20%
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1 (d)		N/A

AFSG Securities Corporation

Statement Relating to Certain Determinations
Required Under Rule 15c3-3 – Part IIA

December 31, 2002

Computation for Determination of Reserve Requirements Pursuant of Rule 15c3-3:

Exemptive Provision

25.	If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule with an "X":	
	A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
	B. (k)(2)(i) – "Special Account for Exclusive Benefit of Customers" maintained	
	C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm ______________.	
	D. (k)(3) – Exempted by order of the Commission	

AFSG Securities Corporation

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2002

There were no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as amended and submitted to the National Association of Securities Dealers, Inc.

ERNST & YOUNG

Ernst & Young LLP
Suite 3400
801 Grand Avenue
Des Moines, Iowa 50309-2764

Phone: (515) 243-2727
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors
AFSG Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of AFSG Securities Corporation (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (1) making quarterly securities examinations, counts, verifications, and comparisons; (2) recordation of differences required by Rule 17a-13; and (3) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than those specified parties.

Ernst & Young LLP

January 29, 2003